Exhibit 99.1

WNS Announces Fiscal 2024 Third Quarter Earnings,

Revises Full Year Guidance

NEW YORK, LONDON, MUMBAI; January 18, 2024 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) solutions, today announced results for the fiscal 2024 third quarter ended December 31, 2023.

Highlights – Fiscal 2024 Third Quarter:

GAAP Financials

•  Revenue of $326.2 million, up 6.3% from $306.9 million in Q3 of last year and down 2.3% from $333.9 million last quarter

•  Profit of $39.6 million, compared to $34.7 million in Q3 of last year and $57.8 million last quarter

•  Diluted earnings per share of $0.81, compared to $0.69 in Q3 of last year and $1.16 last quarter

Non-GAAP Financial Measures*

•  Revenue less repair payments of $315.9 million, up 7.8% from $292.9 million in Q3 of last year and down 2.8% from $325.0 million last quarter

•  Adjusted Net Income (ANI) of $58.2 million, compared to $50.6 million in Q3 of last year and $54.1 million last quarter

•  Adjusted diluted earnings per share of $1.18, compared to $1.01 in Q3 of last year and $1.09 last quarter

Other Metrics

•  Added 8 new clients in the quarter, expanded 32 existing relationships

•  Days sales outstanding (DSO) at 35 days

•  Global headcount of 60,652 as of December 31, 2023

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue in the third quarter was $326.2 million, representing a 6.3% increase versus Q3 of last year and a 2.3% decrease from the previous quarter. Revenue less repair payments* in the third quarter was $315.9 million, an increase of 7.8% year-over-year and 2.8% decline sequentially. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fiscal third quarter was up 5.9% versus Q3 of last year and down 2.3% sequentially. Year-over-year, Q3 revenue improved as a result of new client additions, the expansion of existing relationships, fiscal 2023 acquisitions, and favorable currency movements. These benefits were partially offset by the ramp-down of a large HealthCare process, the offshore delivery transition of a large internet client, and volume reductions with certain clients. Sequentially, headwinds from the offshore delivery transition of a large internet client, volume reductions with certain clients, and unfavorable currency movements more than offset growth driven by demand for cost-reduction focused initiatives.

Profit in the fiscal third quarter was $39.6 million, as compared to $34.7 million in Q3 of last year and $57.8 million in the previous quarter. Year-over-year, profit increased as a result of revenue growth, improved productivity, a one-time tax benefit of $9.5 million resulting from the reversal of a deferred tax liability on intangibles, and favorable impacts from currency movements. These benefits were partially offset by increases in wages, return-to-office costs, amortization of intangibles, and net interest expense. Sequentially, Q3 profit decreased as a result of Q2 benefits received from the reversal of a provision for contingent acquisition consideration, higher SG&A expenses driven by Q2 provision reversals for performance incentives and bad debt, and lower revenue. These headwinds were partially offset by the $9.5 million one-time tax benefit and lower net interest expense.

Adjusted net income (ANI)* in Q3 was $58.2 million, as compared to $50.6 million in Q3 of last year and $54.1 million in the previous quarter. Explanations for the ANI* movements on a year-over-year and sequential basis are the same as described for GAAP profit above with the exception of amortization of intangible expenses, share-based compensation expense, acquisition-related items, and associated tax impacts which are excluded from ANI*.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

From a balance sheet perspective, WNS ended Q3 with $260.4 million in cash and investments and $177.4 million in debt. In Q3, the company generated $73.7 million in cash from operations, incurred $10.3 million in capital expenditures, and repaid $20.2 million in debt. WNS also repurchased 1,000,000 ADSs at an average price of $58.13, impacting Q3 cash by $58.1 million. Third quarter days sales outstanding were 35 days, as compared to 34 days reported in Q3 of last year and 35 days in the previous quarter.

“In the fiscal third quarter, WNS’ grew our year-over-year constant currency revenue less repair payments* by 6% and expanded adjusted diluted earnings per share* by 18%,” said Keshav Murugesh, WNS’ Chief Executive Officer. “Despite the weak macro, the company continues to expect solid financial performance in fiscal 2024 with the midpoint of our guidance reflecting double-digit top line* growth and industry-leading adjusted operating margin*. WNS is aggressively investing for the future and is making steady progress in our ability to design, build, and run solutions leveraging cutting-edge technologies including AI and Generative AI. We remain committed to driving strong operational and financial execution, and generating long-term, sustainable business value for all of our stakeholders.”

WNS Adds New York, London Global Headquarters

WNS formally announced today that the company has added global headquarters locations in both New York and London. The addition of these headquarters to the Mumbai location supports the company’s decentralization of senior leadership and decision-making as highlighted by our organizational structure change announced in April, 2023. These new headquarters also reflect the evolution of the company over the past 25 years including the geographic diversification of the company’s revenue mix and delivery footprint.

Fiscal 2024 Guidance

WNS is updating guidance for the fiscal year ending March 31, 2024, as follows:

•

Revenue less repair payments* is expected to be between $1,270 million and $1,292 million, up from $1,162.0 million in fiscal 2023. Guidance assumes an average GBP to USD exchange rate of 1.27 for the remainder of fiscal 2024.

•	ANI* is expected to range between $212 million and $218 million versus $196.1 million in fiscal 2023. Guidance assumes an average USD to INR exchange rate of 83.3 for the remainder of fiscal 2024.

•	Based on a diluted share count of 49.6 million shares, the company expects fiscal 2024 adjusted diluted earnings per share* to be in the range of $4.27 to $4.39 versus $3.86 in fiscal 2023.

“The company has updated our forecast for fiscal 2024 based on current visibility levels and exchange rates,” said Sanjay Puria, WNS’ Chief Financial Officer. “Our guidance for the full year reflects growth in revenue less repair payments* of 9% to 11% on both a reported* and constant currency* basis. The guidance includes expected healthy demand for core process automation and cost-reduction based solutions, and ongoing softness in transaction volumes from certain clients and discretionary project-based revenues. We currently have over 99% visibility to the midpoint of the revenue range. For the year, we continue to expect capital expenditures of up to $60 million.”

WNS Board Approves ADS to Share Exchange, Reporting Change

The WNS Board has granted approval for the company to move forward with plans to terminate its ADS program, exchange outstanding ADSs for its ordinary shares, and apply for the ordinary shares to be listed on the NYSE. WNS intends to complete this exercise prior to the end of fiscal Q1’25. In addition, the Board has granted approval for the company to shift from reporting on the forms available to foreign private issuers (FPIs) and filing our financial statements with the SEC under IFRS to voluntarily file on US domestic issuer forms and file our financial statements under US GAAP. WNS intends to complete this change prior to the end of fiscal Q2’25. The company believes these actions are in the long-term best interest of all WNS stakeholders and will improve the company’s ability to compete for capital, reduce share price volatility, and enhance governance.

Conference Call

WNS will host a conference call on January 18, 2024, at 8:00 am (Eastern) to discuss the company’s quarterly results. To access the call in “listen-only” mode, please join live via the company’s investor relations website at ir.wns.com. For call participants, please register using this online form to receive your dial-in number and unique PIN/passcode which can be used to access the call. A replay of the webcast will be archived on the company website at ir.wns.com.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics, and process expertise to co-create innovative, digitally led transformational solutions with over 600 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer experience services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of December 31, 2023, WNS had 60,652 professionals across 66 delivery centers worldwide including facilities in Canada, China, Costa Rica, India, Malaysia, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, expressed or implied forward-looking statements relating to discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, our expectations concerning our future financial performance and growth potential, including our fiscal 2024 guidance, estimated capital expenditures, expected foreign currency exchange rates, and our plans to exchange outstanding ADSs for our ordinary shares and reporting change discussed above and the expected resulting benefits. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions, our dependence on a limited number of clients in a limited number of industries; the impact of the ongoing COVID-19 pandemic on our and our clients’ business, financial condition, results of operations and cash flows; currency fluctuations; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data; telecommunications or technology disruptions; our ability to attract and retain clients; negative public reaction in the US or the UK to offshore outsourcing; our ability to collect our receivables from, or bill our unbilled services to our clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions (including Vuram, OptiBuy, and The Smart Cube), and to successfully grow our revenue and expand our service offerings and market share; future regulatory actions and conditions in our operating areas; and our ability to manage the impact of climate change on our business. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:

David Mackey EVP – Finance & Head of Investor Relations WNS (Holdings) Limited +1 (646) 908-2615 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended
	Dec 31, 2023	Dec 31, 2022	Sep 30, 2023
Revenue	$326.2	$306.9	$333.9
Cost of revenue	208.9	198.1	210.2

Gross profit	117.3	108.9	123.7
Operating expenses:
Selling and marketing expenses	20.3	16.2	18.8
General and administrative expenses	45.6	42.2	46.5
Foreign exchange (gain) / loss, net	0.5	0.1	(0.0)
Amortization of intangible assets	8.6	6.5	8.7

Operating profit	42.3	43.9	49.7

Other income, net	(4.1)	(3.6)	(25.6)
Finance expense	7.1	5.0	7.5

Profit before income taxes	39.3	42.6	67.9
Income tax expense	(0.4)	7.9	10.0

Profit after tax	$39.6	$34.7	$57.8

Earnings per share of ordinary share
Basic	$0.84	$0.72	$1.22
Diluted	$0.81	$0.69	$1.16

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, amounts in millions, except share and per share data)

	As at Dec 31, 2023	As at Mar 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$94.6	$127.9
Investments	165.5	101.1
Trade receivables, net	127.8	113.1
Unbilled revenue	104.5	99.8
Funds held for clients	7.1	9.4
Derivative assets	9.0	6.4
Contract assets	15.0	12.6
Prepayments and other current assets	29.7	33.9

Total current assets	553.2	504.1

Non-current assets:
Goodwill	357.9	353.6
Intangible assets	160.6	179.2
Property and equipment	71.4	62.4
Right-of-use assets	172.3	175.5
Derivative assets	2.7	2.7
Investments	0.3	75.9
Contract assets	54.1	54.7
Deferred tax assets	49.3	46.7
Other non-current assets	58.5	49.6

Total non-current assets	927.0	1,000.4

TOTAL ASSETS	$1,480.2	$1,504.4

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$21.4	$25.4
Provisions and accrued expenses	33.3	41.8
Derivative liabilities	6.1	7.5
Pension and other employee obligations	94.9	107.9
Short term line of credit	29.6	—
Current portion of long-term debt	36.8	36.1
Contract liabilities	14.4	15.7
Current taxes payable	12.0	2.2
Lease liabilities	28.0	26.6

Other liabilities	26.6	40.7

Total current liabilities	303.2	303.8

Non-current liabilities:
Derivative liabilities	1.7	2.4
Pension and other employee obligations	22.2	19.5
Long-term debt	111.0	137.3
Contract liabilities	12.4	9.7
Other non-current liabilities	12.7	20.8
Lease liabilities	169.4	172.3
Deferred tax liabilities	25.6	37.3

Total non-current liabilities	355.0	399.5
TOTAL LIABILITIES	$658.2	$703.3

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 47,809,915 shares and 48,360,817 shares; each as at December 31, 2023 and March 31, 2023, respectively)	7.6	7.7
Share premium	35.0	81.1
Retained earnings	1,079.8	951.6
Other reserves	6.2	6.8
Other components of equity	(248.5)	(246.0)

Total shareholders’ equity including shares held in treasury	$880.1	$801.1
Less: 1,000,000 shares as at December 31, 2023 and Nil shares as at March 31, 2023, held in treasury, at cost	(58.1)	—

Total shareholders’ equity	$822.0	$801.1

TOTAL LIABILITIES AND EQUITY	$1,480.2	$1,504.4

WNS Segment Reporting

Effective April 1, 2023, WNS has adopted a new organizational structure featuring four strategic business units (“SBUs”), each headed by a chief business officer (“CBO”). Under the new organizational structure, WNS has combined our existing verticals into the four SBUs (as set out below). The new organizational structure is expected to help drive improved outcomes for our global clients and enable our company to better drive business synergies, enhance scalability, generate operating leverage, and create organizational depth. To align with this new structure, WNS has changed our segments for financial statement reporting purposes. Reportable segments are as follows:

1. TSLU (comprising of Travel, Shipping/Logistics and Utilities verticals)

2. MRHP (comprising of Manufacturing/Retail/Consumer, Hi-tech/Professional Services and Procurement verticals)

3. HCLS (comprising of Healthcare vertical, which we have renamed as our Healthcare/Life Sciences vertical)

4. BFSI (comprising of Banking/Financial Services and Insurance verticals)

About Non-GAAP Financial Measures

The financial information in this release includes certain non-GAAP financial measures that we believe more accurately reflect our core operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A more detailed discussion of our GAAP results is contained in “Part I –Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 16, 2023.

Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in our BFSI segment, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 16, 2023.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and Euro.

WNS also presents or discusses (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit / (loss) excluding goodwill impairment, share-based compensation expense, acquisition-related expenses or benefits and amortization of intangible assets) as a percentage of revenue less repair payments, (2) ANI, which is calculated as profit excluding goodwill impairment, share-based compensation expense, acquisition-related expenses or benefits and amortization of intangible assets and including the tax effect thereon, (3) Adjusted net income margin, which refers to ANI as a percentage of revenue less repair payments, (4) net cash, which refers to cash and cash equivalents plus investments less long-term debt (including the current portion and short term) and other non-GAAP financial measures included in this release as supplemental measures of its performance. Acquisition-related expenses or benefits consists of transaction costs, integration expenses, employment-linked earn-out as part of deferred consideration and changes in the fair value of contingent consideration including the impact of present value thereon. WNS presents these non-GAAP financial measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that are non-recurring in nature and those it believes are not indicative of its core operating performance. In addition, it uses these non-GAAP financial measures (i) to evaluate the effectiveness of its business strategies and (ii) (with certain adjustments) as a factor in evaluating management’s performance when determining incentive compensation. WNS is excluding acquisition-related expenses as described above with effect from fiscal 2023 second quarter.

These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for WNS’ financial results prepared in accordance with IFRS.

The company is not able to provide our forward-looking GAAP revenue, profit and earnings per share without unreasonable efforts for a number of reasons, including our inability to predict with a reasonable degree of certainty the payments to repair centers, our future share-based compensation expense under IFRS 2 (Share Based payments), amortization of intangibles and acquisition-related expenses or benefits associated with future acquisitions, goodwill impairment and currency fluctuations. As a result, any attempt to provide a reconciliation of the forward-looking GAAP financial measures (revenue, profit, earnings per share) to our forward-looking non-GAAP financial measures (revenue less repair payments*, ANI* and Adjusted diluted earnings per share*, respectively) would imply a degree of likelihood that we do not believe is reasonable.

Reconciliation of revenue (GAAP) to revenue less repair payments (non-GAAP) and constant currency revenue less repair payments (non-GAAP)

	Three months ended			Three months ended Dec 31, 2023 compared to
	Dec 31, 2023	Dec 31, 2022	Sep 30, 2023	Dec 31, 2022	Sep 30, 2023
	(Amounts in millions)			(% growth)
Revenue (GAAP)	$326.2	$306.9	$333.9	6.3%	(2.3%)
Less: Payments to repair centers	10.3	14.0	8.9	(26.4%)	15.5%
Revenue less repair payments (non-GAAP)	$315.9	$292.9	$325.0	7.8%	(2.8%)
Exchange rate impact	1.1	6.3	(0.5)
Constant currency revenue less repair payments (non-GAAP)	$317.0	$299.3	$324.5	5.9%	(2.3%)

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2023	Dec 31, 2022	Sep 30, 2023
	(Amounts in millions)
Operating profit (GAAP)	$42.3	$43.9	$49.7
Add: Share-based compensation expense	13.1	11.7	13.4
Add: Amortization of intangible assets	8.6	6.5	8.7
Add: Acquisition-related expenses	1.0	2.1	1.1
Adjusted operating profit (non-GAAP)	$65.0	$64.3	$72.9
Operating profit as a percentage of revenue (GAAP)	13.0%	14.3%	14.9%
Adjusted operating profit as a percentage of revenue less repair payments (non-GAAP)	20.6%	21.9%	22.4%

Reconciliation of profit (GAAP) to ANI (non-GAAP)

	Three months ended
	Dec 31, 2023	Dec 31, 2022	Sep 30, 2023
	(Amounts in millions)
Profit (GAAP)	$39.6	$34.7	$57.8
Add: Share-based compensation expense	13.1	11.7	13.4
Add: Amortization of intangible assets	8.6	6.5	8.7
Add: Acquisition-related expenses / (benefits), net(1)	1.2	2.3	(20.5)
Less: Tax impact on share-based compensation expense(2)	(2.3)	(3.0)	(3.1)
Less: Tax impact on amortization of intangible assets(2)	(2.1)	(1.5)	(2.1)
Less: Tax impact on acquisition related expenses (2)	0.0	(0.0)	(0.0)
Adjusted Net Income (non-GAAP)	$58.2	$50.6	$54.1
Profit after tax as a percentage of revenue (GAAP)	12.2%	11.3%	17.3%
Adjusted net income as a percentage of revenue less repair payments (non-GAAP)	18.4%	17.3%	16.6%
Adjusted diluted earnings per share (non-GAAP)	$1.18	$1.01	$1.09

(1)	Acquisition related expenses / (benefits) includes reversal of contingent consideration related to acquisition of Vuram.

(2)

The company applies GAAP methodologies in computing the tax impact on its non-GAAP ANI adjustments (including amortization of intangible assets, acquisition-related expenses and share-based compensation expense). The company’s non-GAAP tax expense is generally higher than its GAAP tax expense if the income subject to taxes is higher considering the effect of the items excluded from GAAP profit to arrive at non-GAAP profit.

Reconciliation of net cash

	As at Dec 31, 2023	As at Mar 31, 2023
Gross cash (including investments)	$260.4	$304.9
Less: Debt (short term and long term)	(177.4)	(173.4)
Net cash	$83.0	$131.5